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January 4, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find an attached copy of the press release issued by the Company on January 4, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler


WoltersKluwer
Tax, Accounting & Legal

PRESS RELEASE

Wolters Kluwer Achieves Single Sign-On for North American Activities

Riverwoods, Ill. (January 4, 2005) – Wolters Kluwer, one of the world's leading publishers and providers of information products and services, announced today its development of an identity and access management system using RSA ClearTrust® web access management software and RSA® Federated Identity Manager for their North American businesses. The combination of these two products enables Wolters Kluwer's Tax, Accounting & Legal division to share secure, trusted digital identities across multiple domains and applications with a single sign-on. This provides a streamlined and efficient user experience for customers, employees and business partners while reducing overall costs for managing a comprehensive identity management infrastructure.

Wolters Kluwer is committed to simplifying and improving its customers' online experience by more efficiently managing access to information while still protecting valuable corporate web resources. After a careful evaluation of several web access management vendors, Wolters Kluwer selected RSA Security as the best solution provider to meet their needs.

"Achieving single sign-on is a common issue for multinationals. As businesses expand, so does an array of unrelated web services platforms, mostly developed in-house, and not operating on a common framework," said Mike Antico, Chief Technology Officer for North American Shared Services at Wolters Kluwer. "Wolters Kluwer has made a significant step in solving this issue."

Today, when a customer logs onto the system, RSA ClearTrust software automatically identifies the user and the resources that are available to them, such as tax compliance, planning and auditing programs. Through single sign-on (SSO), the customer's productivity increases as he or she moves between these online applications without having to authenticate for each resource. As a result, Wolters Kluwer has improved both its security posture as well as the customer's online experience by eliminating the multiple sign-on schemes required through the previous, disparate architecture.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
t + 1 847 267 7153
mediahelp@cch.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com